Exhibit 99.2

CRONOS GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2017 and December 31, 2016

(in thousands of Canadian dollars)

Cronos Group Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2017 and December 31, 2016

Independent Auditors’ Report

To the Shareholders of Cronos Group Inc.:

We have audited the accompanying consolidated financial statements of Cronos Group Inc., which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, and the consolidated statements of operations and comprehensive income, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cronos Group Inc. as at December 31, 2017 and December 31, 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2(b) to the consolidated financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on Cronos Group Inc.'s ability to continue as a going concern.

Mississauga, Ontario	Chartered Professional Accountants

April 27, 2018	Licensed Public Accountants

Cronos Group Inc.

Consolidated Statements of Financial Position

As at December 31, 2017 and December 31, 2016

(in thousands of CDN $)

	Notes	2017	2016
Assets
Current
Cash		$9,208	$3,464
Accounts receivable	22(i)	1,140	107
Sales tax receivable		3,114	—
Prepaids and other receivables		790	503
Biological assets	7	3,722	1,795
Inventory	7	8,416	1,908
Loans receivable	8	314	309

		26,704	8,086
Investment in Whistler	9	3,807	2,566
Other investments	10	1,347	5,127
Property, plant and equipment	11	56,172	14,122
Intangible assets	12	11,207	11,207
Goodwill	12	1,792	1,792

		$101,029	$42,900

Liabilities
Current
Accounts payable and other liabilities	22(ii)	$7,878	$1,176
Purchase price liability	6	—	2,590
Mortgage payable	13	—	4,000

		7,878	7,766
Construction loan payable	14	5,367	—
Deferred income tax liability	20	1,416	1,457

		14,661	9,223

Shareholders’ Equity
Share capital	15(a)	83,559	33,590
Warrants	15(b)	3,364	3,983
Share-based reserve	16	2,289	735
Accumulated deficit		(3,724)	(6,215)
Accumulated other comprehensive income		880	1,584

		86,368	33,677

		$101,029	$42,900

Going concern	2(b)
Commitments and contingencies	19
Subsequent events	25

The accompanying notes are an integral part of these consolidated financial statements

Approved on behalf of the Board of Directors:

“Michael Gorenstein”	“Jim Rudyk”
Director	Director

Cronos Group Inc.

Consolidated Statements of Operations and Comprehensive Income

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except share amounts)

	Notes	2017	2016
Product sales		$4,082	$554

Cost of sales
Inventory expensed to cost of sales		4,489	384
Production costs		3,983	356
Unrealized gain on revaluation of biological assets	7	(11,620)	(2,179)

Total recovery of cost of sales		(3,148)	(1,439)

Gross profit		7,230	1,993

Operating expenses
General and administration		6,935	3,435
Stock-based payments	16,18	1,862	307
Depreciation	11	541	382

Total operating expenses		9,338	4,124

Operating loss		(2,108)	(2,131)

Other income (expense)
Interest expense		(126)	(232)
Share of income from Whistler investment	9	165	163
Gain (loss) on other investments	10	4,858	(310)
Reversal of impairment loss on loan receivable	8	—	725
Other income		—	27

Total other income		4,897	373

Income (loss) before income taxes		2,789	(1,758)

Income tax expense (recovery)	20	298	(568)

Net income (loss)		$2,491	$(1,190)

Other comprehensive income
Gain on revaluation of other investments, net of tax	10,20	947	1,584
Unrealized gains reclassified to net income		(1,651)	—

Comprehensive income		$1,787	$394

Net income (loss) per share
Basic	17	$0.02	$(0.02)
Diluted	17	$0.01	$(0.02)

Weighted average number of outstanding shares
Basic	17	134,803,542	78,248,192
Diluted	17	176,789,161	78,248,192

The accompanying notes are an integral part of these consolidated financial statements

Cronos Group Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except share amounts)

	Notes	Number of shares	Share capital	Warrants	Share-based reserve	Accumulated deficit	Accumulated other comprehensive income	Total
Balance at January 1, 2016		42,618,971	$14,800	$1,329	$599	$(5,025)	$—	$11,703
Shares issued	15(a,b)	75,289,565	18,096	2,832	—	—	—	20,928
Share issuance costs		—	(162)	—	—	—	—	(162)
Vesting of options	16	—	—	—	178	—	—	178
Options exercised	16	402,788	145	—	(42)	—	—	103
Warrants exercised	15(b)	2,264,424	596	(178)	—	—	—	418
Conversion of convertible loans payable	15(a)	1,150,000	115	—	—	—	—	115
Net loss		—	—	—	—	(1,190)	—	(1,190)
Other comprehensive income	10	—	—	—	—	—	1,584	1,584

Balance at December 31, 2016		121,725,748	$33,590	$3,983	$735	$(6,215)	$1,584	$33,677
Shares issued	15(a)	19,852,301	49,594	—	—	—	—	49,594
Share issuance costs		—	(2,767)	—	—	—	—	(2,767)
Vesting of options	16	—	—	—	1,862	—	—	1,862
Options exercised	16	571,246	899	—	(308)	—	—	591
Warrants exercised	15(b)	7,211,308	2,243	(619)	—	—	—	1,624
Unrealized gains reclassified to net income	10	—	—	—	—	—	(1,651)	(1,651)
Net income		—	—	—	—	2,491	—	2,491
Other comprehensive income	10	—	—	—	—	—	947	947

Balance at December 31, 2017		149,360,603	$83,559	$3,364	$2,289	$(3,724)	$880	$86,368

The accompanying notes are an integral part of these consolidated financial statements

Cronos Group Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $)

	Notes	2017	2016
Operating activities
Net income (loss)		$2,491	$(1,190)
Items not affecting cash:
Stock-based payments	16,18	1,862	307
Depreciation	11	996	382
Share of income from investment in Whistler	9	(165)	(163)
Loss (gain) on other investments	10	(4,858)	310
Reversal of impairment loss on loan receivable	8	—	(725)
Deferred income tax expense (recovery)	20	298	(568)

		624	(1,647)

Net changes in non-cash working capital:
Increase in accounts receivable		(1,033)	(57)
Increase in sales tax receivable		(3,114)	—
Increase in prepaids and other receivables		(287)	(376)
Increase in biological assets		(1,927)	(714)
Increase in inventory		(6,508)	(929)
Increase in accrued interest on loan receivable		(5)	(7)
Increase (decrease) in accounts payable and other liabilities		6,702	(2,746)

Cash flows used in operating activities		(5,548)	(6,476)

Investing activities
Cash acquired from Peace Naturals	6	—	109
Advances of loans receivable to Peace Naturals prior to acquisition	6	—	(771)
Receipts of loans receivable	6	—	423
Acquisition of Peace Naturals	6	—	(6,248)
Repayment of purchase price liability	6	(2,590)	—
Investment in Whistler	9	(1,076)	—
Dividends received from Whistler investment	9	—	2
Proceeds from sale of other investments		10,879	—
Acquisition of additional shares in AbCann		(1,016)	—
Payment to exercise AbCann warrants		(2,268)	—
Purchase of property, plant and equipment	11	(42,701)	(1,523)

Cash flows used in investing activities		(38,772)	(8,008)

Financing activities
Repayment of deposit payable		—	(200)
Repayment of promissory note payable		—	(950)
Repayment of loans		—	(2,689)
Repayment of mortgage payable		(4,000)	(500)
Proceeds from construction loan payable		6,304	—
Transaction costs paid on construction loan payable		(1,282)	—
Proceeds from exercise of warrants	15(b)	1,624	418
Proceeds from issuance of warrants		—	2,832
Proceeds from exercise of options	16	591	104
Proceeds from issuance of shares	15(a)	49,594	17,968
Share issuance costs		(2,767)	(162)

Cash flows provided by financing activities		50,064	16,821

Net change in cash		5,744	2,337
Cash - beginning of year		3,464	1,127

Cash - end of year		$9,208	$3,464

Supplemental cash flow information
Interest received		$22	$48
Interest paid		200	294

The accompanying notes are an integral part of these consolidated financial statements

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

1.	Nature of business

Cronos Group Inc. (“Cronos” or the “Company”), was incorporated under the Business Corporations Act (Ontario) . Cronos is a publicly traded corporation, with its head office located at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3. The Company’s common shares are currently listed on the TSX Venture Exchange (“TSX-V”) and Nasdaq Global Market under the trading symbol “CRON”.

Hortican Inc. (“Hortican”), is a wholly owned subsidiary of Cronos, incorporated under the Canada Business Corporations Act (“CBCA “).

Cronos operates two wholly owned Licensed Producers, namely Peace Naturals Project Inc. (“Peace Naturals”), which has production facilities near Stayner, Ontario, and Original BC Ltd. (“OGBC”), which has a production facility in Armstrong, British Columbia. Currently, Cronos sells dry cannabis and cannabis oils under its medical cannabis brand, Peace Naturals.

OGBC was incorporated as In the Zone Produce Ltd. (“In the Zone”) under the Business Corporations Act (British Columbia) and was acquired by Hortican on November 5, 2014. In the Zone changed its name to OGBC on October 16, 2017, and was continued under the CBCA on the same day. OGBC is a licensed producer and seller (“Licensed Producer” ) of medical cannabis pursuant to the provisions of the Controlled Drugs and Substances Act and its Regulations (“CDSA” and its relevant regulation, the Access to Cannabis for Medical Purposes Regulation (“ACMPR”). On February 26, 2014, Health Canada issued an initial cultivation license to OGBC under the ACMPR which has since been amended and supplemented. OGBC’s current license has an effective term from February 28, 2017 to February 28, 2020 and grants OGBC the authority to engage in the production and sale of dried cannabis flower. The license was amended to reflect its name change on October 20, 2017.

Peace Naturals was incorporated under the CBCA , and was acquired by Hortican on September 6, 2016. Peace Naturals is a Licensed Producer pursuant to the provisions of the ACMPR and the CDSA. On October 31, 2013, Health Canada issued an initial license to Peace Naturals for activities related to the production and sale of dried cannabis flower under the ACMPR, which has since been amended and supplemented. Peace Naturals’ current license has an effective term from November 1, 2016 to November 1, 2019 and grants Peace Naturals the authority to engage in, among other things, the production and sale of dried cannabis flower, cannabis resin, cannabis seeds, cannabis plants, and cannabis oils. Additional information on the acquisition of Peace Naturals is provided in Note 6.

Cronos Australia PTY Ltd. (“Cronos Australia”) was incorporated under the Corporations Act 2001 (Australia) on December 6, 2016 by Cronos. Cronos holds 50% of the outstanding shares of Cronos Australia.

Indigenous Roots Inc. and Cronos Indigenous Holdings Inc. were incorporated under the CBCA on February 9, 2017 and March 16, 2017, respectively. Both corporations are wholly owned by Hortican. These two corporations, along with a third party limited partnership, formed Indigenous Roots LP on April 18, 2017.

Cronos Global Holdings Inc. (“Cronos Global”) was incorporated under the CBCA on April 25, 2017 by Hortican. Cronos Global will be the holding company for the Company’s future global operations.

2.	Basis of presentation

(a)	Basis of consolidation

These consolidated financial statements include the accounts of Cronos Group Inc., Hortican Inc., Original BC Ltd., Peace Naturals Project Inc., Indigenous Roots Inc., Cronos Indigenous Holdings Inc., and Cronos Global Holdings Inc. All intercompany transactions, balances, revenues and expenses have been eliminated on consolidation. The Company applies the acquisition method to account for business combinations. Acquisition related costs are expensed as incurred.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

2.	Basis of presentation (continued)

(b)	Going concern

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. During the year ended December 31, 2017, the Company had negative cash flows from operations of $5,548 and was dependent on the Company’s ability to obtain additional financing. These circumstances may cast significant doubt on the Company’s ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. In assessing whether the going concern assumption was appropriate, management took into account all relevant information available, which was at least, but not limited to, the twelve month period subsequent to December 31, 2017. The Company is currently implementing various strategies, including the following:

•

On February 27, 2018, Cronos became listed on the NASDAQ under the trading symbol “CRON”, providing access to a major U.S. exchange to raise financing in support of the Company’s growth and operations;

•

In 2018, the Company announced strategic joint ventures in Canada and Australia, with MedMen Enterprises USA, LLC and NewSouthern Capital Pty Ltd., respectively, which are expected to enable the Company to expand its capacity and establish a low-cost, global footprint;

•	In 2018, the Company has raised an additional $146,000 in gross proceeds through two common share offerings; and

•	The Company has available, $33,696 of additional liquidity available under its construction loan, which includes $5,000 contingent upon an appraisal of OGBC.

The Company believes that based on its previous success in raising capital, and the availability under its construction loan, any shortfall in its cash flows is expected to be mitigated by the Company’s ability to access other sources of liquidity.

(c)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors on April 27, 2018.

(d)	Basis of measurement

Apart from certain assets and liabilities measured at fair value as required under certain IFRSs, the consolidated financial statements have been presented and prepared on the basis of historical cost.

(e)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and all of its subsidiaries.

(f)	Estimates and critical judgments by management

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the year they become known. Items for which actual results may differ materially from these estimates are described in the following section.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

2.	Basis of presentation (continued)

(f)	Estimates and critical judgments by management (continued)

(i)	Warrants and options

Warrants and options are initially recognized at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or option and expected risk-free interest rate.

(ii)	Useful lives and impairment of long-lived assets

Long-lived assets are defined as property, plant and equipment and intangible assets. Depreciation is dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment, and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

(iii)	Impairment of cash-generating units and goodwill

The impairment test for cash generating units (“CGUs”) to which goodwill is allocated is based on the value in use of the CGU, determined in accordance with the expected cash flow approach. The calculation is based on assumptions used to estimate future cash flows, the cash flow growth rate and the discount rate.

(iv)	Fair value of privately held financial assets available-for-sale

The Company’s management considers specific information about the investee companies, trends in general market conditions, and the share performance of similar publicly traded companies when valuing the Company’s privately held investments.

Management considers the following factors to indicate a change in the fair value, or impairment of, a privately held investment, and may adjust the value if:

a. there has been significant subsequent equity financing provided by outside investors at a value which differs from the current recorded value of the investee company, in which case the fair value of the investment is adjusted to equal the value at which that financing took place;

b. there have been significant corporate, political, legal, or operating events affecting the investee company such that management believes they will materially impact the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to fair value of the investment will be based on management’s judgment;

c. the investee company is placed into receivership or bankruptcy;

d. based on financial information received from the investee company, it is evident that the investee company is unlikely to be able to continue as a going concern;

e. receipt or denial by the investee company of medical marijuana licenses from Health Canada, which allow the investee company to initiate or continue operations; and

f. management changes by the investee company that the Company’s management believes will have an impact on the investee company’s ability to achieve its objectives and build value for shareholders.

(v)	Income taxes

Income taxes and tax exposures recognized in the consolidated financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

2.	Basis of presentation (continued)

(f)	Estimates and critical judgments by management (continued)

(v)	Income taxes (continued)

In addition, when the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future based on its budgeted forecasts. These forecasts are adjusted to take into account certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(vii)	Biological assets and inventory

Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell. At the point of harvest, the biological assets are transferred to inventory at fair value less costs to sell. As a result, critical estimates related to the valuation of biological assets are also applicable to inventory.

Determining the fair value less costs to sell requires the Company to make assumptions about the expected future yield from the cannabis plants, the value associated with each stage of the plants’ growth cycle, estimated selling price, costs to convert harvested cannabis into finished goods, and costs to sell. The Company’s estimates are, by their nature, subject to change.

3.	Significant accounting policies

The principal accounting policies applied to the preparation of these consolidated financial statements are set out below:

(a)	Revenue recognition

Revenue is recognized at the fair value of consideration received or receivable. Revenue from the sale of finished goods is recognized when the Company has transferred the significant risks and rewards of ownership to the buyer and collection is reasonably assured. The significant risks and rewards of ownership are considered to be transferred upon delivery.

(b)	Equity accounted investments

Significant influence is the power to participate in the financial and operating policy decisions of the investee without control or joint control over those decisions. Significant influence is presumed if the Company holds between 20% and 50% of the voting rights, unless evidence exists to the contrary. The Company has assessed that it has significant influence over its investment in Whistler Medical Marijuana Company.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investees in which the Company has joint control and rights to the net assets thereof, are defined as joint ventures. The Company’s interests in Cronos Australia and Indigenous Roots LP are classified as joint ventures.

Investees in which the Company has significant influence or joint control are accounted for using the equity method. The Company’s interest in an investee is initially recorded at cost and is subsequently adjusted for the Company’s share of changes in net assets of the investee, less any impairment in the value of individual investments, less any dividends paid. Where the Company transacts with an investee, unrealized profits and losses are eliminated to the extent of the Company’s interest in that investee.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

3.	Significant accounting policies (continued)

(c)	Biological assets

The Company measures biological assets, consisting of cannabis plants, at fair value less costs to sell. Agricultural produce, consisting of medical cannabis, is measured at fair value less costs to sell at the point of harvest, which becomes the basis for the cost of finished goods inventory after harvest. Gains and losses arising from changes in fair values less cost to sell during the period are included in the net income of the related year.

(d)	Inventory

Inventories of harvested finished goods, work-in-process, and raw materials are valued at the lower of cost and net realizable value. Inventories of harvested cannabis and work-in-process are transferred from biological assets at their fair value at the point of harvest, which becomes the initial deemed cost. Any subsequent post-harvest costs, including direct costs attributable to processing and related overheads, are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated variable costs to sell.

(e)	Intangible assets

Intangible assets, which have indefinite useful lives, are recorded at cost less impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Intangible assets with indefinite useful lives are not amortized, but are systematically tested for impairment annually in the fourth quarter or earlier if there is an indication of impairment.

(f)	Property, plant and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. The assets are depreciated over their estimated useful lives using the following methods and rates:

	Method	Rate
Building structures	Straight-line	15 to 20 years
Furniture and equipment	Straight-line	5 years
Computer equipment	Straight-line	3 years
Security equipment	Straight-line	5 years
Production equipment	Straight-line	7 years
Road	Straight-line	25 years
Leasehold improvements	Straight-line	5 to 10 years

An asset’s residual value, useful life and depreciation method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components.

Construction in progress is not depreciated until it is completed and available for use.

(g)	Provisions

Provision for risks and expenses are recognized for probable outflows of resources that can be estimated and that result from present obligations resulting from past events. In the case where a potential obligation resulting from past events exists, but where occurrence of the outflow of resources is not probable or the estimate is not reliable, these contingent liabilities are disclosed as commitments and litigation. Provisions, if any, are measured based on management’s best estimates of outcomes on the basis of facts known at the reporting date.

(h)	Share capital

Share capital is presented at the fair value of the shares issued. Costs related to the issuance of shares are reported in equity, net of tax, as a deduction from the issuance proceeds.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

3.	Significant accounting policies (continued)

(i)	Foreign exchange translation

The consolidated financial statements of the Company are presented in Canadian dollars, which is the functional currency of the Company and all of its subsidiaries. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. At each reporting date, foreign currency denominated monetary assets and liabilities are translated at year-end exchange rates. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences arising from operating transactions are recorded in operating profit or loss for the period; exchange differences related to financing transactions are recognized in finance income or directly in equity.

(j)	Income taxes

The Company accounts for its income taxes using the deferred tax assets and liabilities method. Deferred income tax assets and liabilities are determined based on the difference between the carrying amount and the tax basis of the assets and liabilities. Any change in the net amount of deferred income tax assets and liabilities is included in profit or loss or equity. Deferred income tax assets and liabilities are determined based on enacted or substantively enacted tax rates and laws which are expected to apply to taxable profit for the years in which the assets and liabilities will be recovered or settled. Deferred income tax assets are recognized when it is probable they will be realized. Deferred tax assets and liabilities are not discounted.

(k)	Stock-based payments

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in net income over the vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of operations. When the value of goods or services received in exchange for the stock-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

The cost recognized for all equity-settled stock-based payments are reflected in share-based reserve, until the instruments are exercised. Upon exercise, shares are issued from treasury and the amount previously reflected in share-based reserve are, along with any proceeds paid upon exercise, credited to share capital.

(l)	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all potentially dilutive common shares, which comprise warrants and stock options.

(m)	Financial instruments

The Company aggregates its financial instruments into classes based on their nature and characteristics. Management determines the classification when the instruments are initially recognized.

All financial assets except those classified as fair value through profit or loss are reviewed at each reporting date to determine whether there is any indication of impairment. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

3.	Significant accounting policies (continued)

(m)	Financial instruments (continued)

The Company’s accounting policy for each class of financial instruments is as follows:

(i)	Fair value through profit or loss

Financial instruments classified as fair value through profit or loss are reported at fair value at each reporting date, and any change in fair value is recognized in net income in the period during which the change occurs. In these consolidated financial statements, cash and the investment in warrants of AbCann Global Corp. have been classified as fair value through profit or loss.

(ii)	Available-for-sale

Financial instruments classified as available-for-sale are initially recorded at fair value at the time of acquisition, with transaction costs included in the amount initially recognized. Thereafter, at each reporting date, available-for-sale financial assets are recognized at fair value and the changes in fair value, other than impairment losses and foreign exchange losses, are recognized in other comprehensive income (loss) and presented in accumulated other comprehensive income in shareholders’ equity. In determining if the investment is impaired, the Company evaluates whether there is a significant or prolonged decline in the fair value of the investment. Significant or prolonged decline is defined as an unrealized loss at 50% or a decline under its cost over two consecutive fiscal years, respectively. When the financial assets are sold or an impairment write-down is required, gains or losses previously recognized in accumulated other comprehensive income are reclassified to profit or loss. In these consolidated financial statements, investments in Hydropothecary Corporation, Canopy Growth Corporation, AbCann Global Corp., and Evergreen Medicinal Supply Inc. have been classified as available-for-sale.

(iii)	Loans and receivables and other financial liabilities

Financial instruments classified as loans and receivables and other financial liabilities are carried at amortized cost using the effective interest method. Transaction costs are included in the amount initially recognized. In these consolidated financial statements, accounts receivable, loans receivable, and other receivables have been classified as loans and receivables. Accounts payable and other liabilities, purchase price liability, mortgage payable, and construction loan payable have been classified as other financial liabilities.

4.	Adoption of new accounting pronouncements

(a)	AMENDMENTS TO IAS 7 STATEMENT OF CASH FLOWS

International Accounting Standard (“IAS”) 7 amendments include additional disclosures to enable users of the consolidated financial statements to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes. These amendments became effective for annual periods beginning on or after January 1, 2017. The Company has adopted these amendments as of the effective date and has assessed no significant changes as a result of the adoption of these amendments on the current or prior periods.

(b)	IAS 12 INCOME TAXES

IAS 12 amendments include: (a) unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use; (b) the carrying amount of an asset does not limit the estimation of probable future taxable profits; (c) estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; and (d) an entity assesses a deferred tax asset for recoverability in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset for recoverability in combination with other deferred tax assets of the same type. These amendments became effective for annual periods beginning on or after January 1, 2017. The Company has adopted these amendments as of the effective date and has assessed no significant changes as a result of the adoption of these amendments on the current or prior periods.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

5.	New and revised standards and interpretations issued but not yet effective

(a)	AMENDMENTS TO IFRS 2 SHARE-BASED PAYMENTS

IFRS 2 clarifies how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The effective date of these amendments is January 1, 2018. The Company will adopt the amendments as of its effective date. The Company has performed a preliminary assessment and does not expect there to be significant impact on the consolidated financial statements as a result of these amendments.

(b)	IFRS 9 FINANCIAL INSTRUMENTS

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The effective date of this standard is January 1, 2018. The Company will adopt this new standard as of its effective date. As a result of the new classification model and measurement requirements under IFRS 9, the Company will elect to classify the available-for-sale investments as fair value through other comprehensive income investments. Under this classification, there is no recycling of gains or losses from accumulated other comprehensive income to profit or loss. Therefore, the gain recorded in other comprehensive income in the current year of $947 will not be recycled to profit or loss in future periods. The Company has performed a preliminary assessment and does not expect there to be any other significant impacts on the consolidated financial statements as a result of the adoption of this new standard.

(c)	IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five- step model, which is applied to all contracts with customers. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company will adopt this new standard as of its effective date. The Company has performed a preliminary assessment and does not expect there to be any significant impact on the consolidated financial statements as a result of the adoption of this new standard.

During the year, the Company had undertaken an accounting impact analysis based on a review of the contractual terms of its principal revenue stream. Under IFRS 15, the revenue recognition model will change from one based on the transfer of risks and rewards of ownership to the transfer of control. The Company’s revenue is predominantly derived from sales of dried cannabis and cannabis oil. As the transfer of risks and rewards generally coincides with the transfer of control at a point in time, the timing and amount of revenue considering discounts, rebates, and variable considerations, recognized from this principal revenue stream is unlikely to be materially affected.

(d)	IFRS 16 LEASES

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases. This standard provides a single recognition and measurement model to be applied by lessees to leases, with required recognition of assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if the Company is also applying IFRS 15, Revenue from Contracts with Customers. The Company will adopt this new standard as of its effective date. The Company is currently evaluating the impact of the adoption of this new standard on its consolidated financial statements.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

6.	Acquisition of Peace Naturals

On September 6, 2016, the Company acquired all of the remaining issued and outstanding shares of Peace Naturals, a Licensed Producer, headquartered in Stayner, Ontario. Consideration for the acquisition included $6,248 in cash and $2,590 (approximately 30%) to be paid once all conditions of the agreement were settled. The conditions were based on the passage of time to ensure there were no additional liabilities identified. As the Company previously held shares of Peace Naturals, the acquisition is considered a step acquisition and resulted in a loss due to fair value remeasurement.

The purchase price allocation for this acquisition is shown below:

Fair value of consideration transferred:
Cash	$6,248
Liability (i)	2,590

8,838

Fair value of previously held interest:
Fair value of previously held interest immediately before acquisition	3,315
Loss due to fair value remeasurement at acquisition date	(347)

2,968

$11,806

Fair value of net assets acquired:
Cash	$109
Accounts receivable	51
Prepaid and deposits	29
Inventory	1,194
Biological assets	866
Property and equipment	10,282
Goodwill	1,400
Health Canada license	9,596
Accounts payable and accrued liabilities	(2,860)
Loans payable	(7,461)
Deferred tax liability	(1,400)

$11,806

The Company finalized its assessment of the purchase price allocation during the year ended December 31, 2017. The allocation of the consideration paid remains consistent with the initial valuation.

(i)	During the year ended December 31, 2017, the full balance of the purchase price liability was repaid by the Company.

7.	Biological assets and inventory

The Company’s biological assets consist of cannabis plants. The changes in the carrying amount of the biological assets are as follows:

	2017	2016
Biological assets - beginning of year	$1,795	$—
Gain on revaluation of biological assets	11,620	2,179
Increase due to acquisition of Peace Naturals	—	866
Transferred to inventory upon harvest	(9,693)	(1,250)

Biological assets - end of year	$3,722	$1,795

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

7.	Biological assets and inventory (continued)

The effect of changes in fair value of biological assets and inventory during the year include:

	2017	2016
Unrealized change in fair value of biological assets	$(11,620)	$(2,179)
Realized fair value increments on inventory sold during the year	3,956	266

Net effect of changes in fair value of biological assets and inventory	$(7,664)	$(1,913)

The Company values its biological assets at the end of each reporting period at fair value less costs to sell. This is determined using a valuation model to estimate the expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. This model also considers the progress in the plant life cycle.

Management has made the following estimates in this valuation model:

•	The average number of weeks in the growing cycle is fifteen weeks from propagation to harvest;

•	The average harvest yield of whole flower is 182 grams per plant;

•	The average selling price of whole flower is $8.50 per gram;

•	Processing costs include drying and curing, testing and packaging, post-harvest overhead allocation, and oil extraction costs estimated to be $0.82 per gram; and

•	Selling costs include shipping, order fulfillment, and labelling, estimated to be $0.97 per gram.

The estimates of growing cycle, harvest yield, and costs per gram are based on the Company’s historical results. The estimate of the selling price per gram is based on the Company’s historical sales in addition to the Company’s expected sales price going forward.

Management has quantified the sensitivity of the inputs, and determined the following:

•	Selling price per gram – a decrease in the selling price per gram by 5% would result in the biological asset value decreasing by $227 (2016 - $88) and inventory decreasing by $443 (2016 - $68)

•	Harvest yield per plant – a decrease in the harvest yield per plant of 5% would result in the biological asset value decreasing by $181 (2016 - $110)

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

As at December 31, 2017, the biological assets were on average, 46% complete (2016 – 50%), and the estimated fair value less costs to sell of dry cannabis was $6.71 per gram. As of December 31, 2017, it is expected that the Company’s biological assets will ultimately yield approximately 1,695 kg of cannabis (2016 - 213 kg). As at December 31, 2017, the Company has 7,353 plants that are biological assets (2016 - 2,558 plants).

Inventory as at December 31 consists of the following:

	2017	2016
Dry cannabis
Finished goods	$6,145	$1,502
Work-in-process	1,630	—

	7,775	1,502
Cannabis oils
Finished goods	332	—
Raw materials	183	194
Supplies and consumables	126	212

	$8,416	$1,908

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

7.	Biological assets and inventory (continued)

As at December 31, 2017, the Company held 815 kg of dry cannabis and 137 L of cannabis oil as finished goods (2016 - 236 kg). In addition, the Company held 243 kg of work-in-process (2016 - Nil), which is comprised of harvested cannabis in the processing stage, and 0.288 kg of seeds in raw materials (2016 - 0.298 kg).

8.	Loans receivable

	2017	2016
Loan receivable from Evergreen Medicinal Supply Inc. (“Evergreen”) (i)	$309	$265
Loan receivable from Vert/Green Medical Inc. (“Vert”) (ii)	—	375

	309	640
Add: Accrued interest	5	92

	314	732
Less: Principal and interest received	—	(423)

Loans receivable	$314	$309

(i)	The loan is due on demand, bearing interest at 8% per year, calculated and payable annually in arrears.
(ii)

During the year ended December 31, 2016, the full amount of the loan plus accrued interest was repaid and the previously recorded impairment loss was reversed. The loan was due on demand, and bore interest at 8% per year, calculated and payable semi-annually in arrears.

9.	Investment in Whistler

As at December 31, 2017, the investment represents an approximate 20.3% (2016 - 21.5%) ownership in Whistler Medical Marijuana Company (“Whistler”), incorporated in Canada. Whistler is a Licensed Producer with operations in British Columbia, Canada.

Summarized financial information of Whistler is as follows:

	2017	2016
Current assets	$4,163	$2,233
Non-current assets	13,645	3,855
Current liabilities	3,676	1,649
Non-current liabilities	—	865
Revenue	$3,813	$2,817
Income from continuing operations	814	757

Reconciliation of the carrying amount of the investment is as follows:

	2017	2016
Balance - beginning of the year	$2,566	$2,405
Purchase of additional shares	1,076	—
Company’s share of dividends paid	—	(2)
Company’s share of income	165	163

Balance - end of the year	$3,807	$2,566

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

10.	Other investments

Other investments consist of investments in common shares and warrants of several companies in the medical cannabis industry. These investments, with the exception of shares of Evergreen Medicinal Supply Inc. and warrants of AbCann Global Corp., are traded in an active market, and as a result have a reliably measurable fair value.

Available-for-sale investments	2017	2016
The Hydropothecary Corporation (“Hydropothecary”) (i)	$—	$412
Canopy Growth Corporation (“Canopy”) (ii)	877	337
AbCann Global Corp. (“AbCann”) (iii)	—	3,073
Evergreen Medicinal Supply Inc. (“Evergreen”) (iv)	300	300

	$1,177	$4,122

Fair value through profit or loss investment
AbCann Global Corp. - share warrants (v)	$170	$1,005

	$1,347	$5,127

(i)

During the year ended December 31, 2016, the Company received bonus shares pursuant to the original agreement, for $Nil consideration. The transaction price was less than the fair value at the date of receipt, and the gain of $25 on initial recognition was deferred as the fair value was based on other than level 1 inputs. The deferred gain was taken into income as factors that market participants would consider when valuing the shares had changed. The fair value of the shares was based on the share price of the financing that took place in December 2016.

During the year ended December 31, 2017, BFK Capital Corp. acquired all of the outstanding shares of Hydropothecary, and began trading as Hydropothecary Corporation, (TSX-V:THCX). The Company sold all of its shares of Hydropothecary for proceeds of $932.

(ii)

During the year ended December 31, 2016, Canopy acquired all of the outstanding shares of Vert. In exchange for shares in Vert, Canopy issued the former Vert shareholders, shares of Canopy. The fair value of the Canopy shares at the date of the transaction of $258 determined the proceeds on derecognition of the Vert shares. Since the gain was realized, it was recorded as income. The fair value of the Canopy shares at the date of the transaction was also the deemed cost of the Canopy shares.

(iii)

During the year ended December 31, 2017, the Company sold some of its shares of Canopy for proceeds of $88. During the year ended December 31, 2016, the Company received bonus shares pursuant to the original agreement, for $Nil consideration. The transaction price was less than the fair value at the date of receipt, and the gain of $75 on initial recognition was initially deferred as the fair value was based on other than level 1 inputs. During the year, the deferred gain was taken into income as factors that market participants would consider when valuing the shares had changed. The fair value of all of the shares was estimated based on a valuation of the investee’s peer group.

During the year ended December 31, 2017, AbCann Medicinals Inc. performed a reverse takeover with Panda Capital Inc. As a result of this transaction, AbCann began trading as AbCann Global Corp. (TSX-V:ABCN). The Company purchased an additional 1,270,000 shares of AbCann for $1,016 in cash and subsequently sold all of its shares of AbCann for proceeds of $9,859. Refer to Note 10 (v) for remaining warrants held.

(iv)

During the year ended December 31, 2016, management revised their estimate of the fair value of the investment back to its original value, based on management’s assessment of the likelihood Evergreen would receive a license to produce and sell medical marijuana. The gain on the revaluation of the investment has been recognized as other comprehensive income.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

10.	Other investments (continued)

(iv)

During the year ended December 31, 2017, Evergreen received a cultivation license under the ACMPR. As a result, the Company completed its subscription for a second tranche of shares of Evergreen for $100 and exercised its option to acquire an additional 5% of the equity of Evergreen for $500, for a total additional investment of $600. However, Evergreen, through its counsel, has indicated that the Company is not entitled to any interest in Evergreen and has rejected the payment. The Company filed a statement of claim in the Supreme Court of British Columbia against Evergreen and its directors, seeking, among other things, declarations that the Company holds equity of Evergreen and that the agreement between the parties in respect of Evergreen’s equity is a valid and binding contract. Evergreen has filed a statement of defence. The Company intends to vigorously pursue the enforcement of its rights to acquire equity in Evergreen.

(v)

During the year ended December 31, 2016, the Company received bonus warrants pursuant to the original agreement, for $Nil consideration. The transaction price was less than the fair value at the date of receipt, and the gain of $24 on initial recognition was initially deferred as the fair value was based on other than level 1 inputs. During the year, the deferred gain on the bonus warrants and the original warrants was taken into income as factors that market participants would consider when valuing the warrants have changed. As at December 31, 2016, the fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk free rate: 0.60 - 0.73%; volatility: 65%; share price: $0.80; expected life: 0.70 - 1.7 years; and dividend yield: Nil%. The share price was estimated using the price from the most recent equity financing and volatility was estimated based on publicly traded companies which management has assessed as being comparable to AbCann.

During the year ended December 31, 2017, the Company exercised 3,658,537 warrants for $2,268, for additional shares of AbCann. As at December 31, 2017, the fair value of the remaining 182,927 warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk free rate: 1.66%; volatility: 65%; share price $1.53; expected life 0.76; and dividend yield: Nil%.

The gains recognized upon the increase in fair value on other investments is as follows:

	2017	2016
The Hydropothecary Corporation (i)	$657	$25
Canopy Growth Corporation (ii)	36	258
AbCann Global Corp. - shares (iii)	4,160	75
AbCann Global Corp. - share warrants (v)	5	1,005
Peace Naturals	—	(1,326)
Peace Naturals - immediately before acquisition (Note 6)	—	(347)

Gain (loss) recognized through profit-and-loss	$4,858	$(310)

	2017	2016
The Hydropothecary Corporation (i)	$—	$137
Canopy Growth Corporation (ii)	608	79
AbCann Global Corp. - shares (iii)	—	1,498
Vert/Green Medical Inc. - shares	—	300

Gain recognized through other comprehensive income	$608	$2,014

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

11.	Property, plant and equipment

Cost	Balance at January 1, 2017	Additions	As at December 31, 2017
Land	$1,558	$—	$1,558
Building structures	2,761	8,757	11,518
Furniture and equipment	63	71	134
Computer equipment	88	60	148
Security equipment	474	412	886
Production equipment	2,106	375	2,481
Road	137	—	137
Leasehold improvements	1,429	68	1,497
Construction in progress	6,034	33,303	39,337

	$14,650	$43,046	$57,696

In 2017, there were non-cash additions from the capitalization of financing costs on construction in progress amounting to $345 (2016 - $Nil). Refer to Note 14. In addition, during 2017, $6,034 (2016 - $Nil) was transferred out of construction in progress to building structures.

Accumulated depreciation	Balance at January 1, 2017	Additions	As at December 31, 2017
Building structures	$120	$313	$433
Furniture and equipment	18	25	43
Computer equipment	36	39	75
Security equipment	60	136	196
Production equipment	103	328	431
Road	5	5	10
Leasehold improvements	186	150	336

	$528	$996	$1,524

Net book value	$14,122		$56,172

In 2017, $455 (2016 - $Nil) of depreciation expense is recorded as part of inventory expensed to cost of sales, production costs, and general and administration.

Cost	Balance at January 1, 2016	Additions	Acquisitions (Note 6)	As at December 31, 2016
Land	$210	$623	$725	$1,558
Building structures	824	62	1,875	2,761
Furniture and equipment	27	—	36	63
Computer equipment	29	38	21	88
Security equipment	183	291	—	474
Production equipment	72	409	1,625	2,106
Road	137	—	—	137
Leasehold improvements	1,363	66	—	1,429
Construction in progress	—	34	6,000	6,034

	$2,845	$1,523	$10,282	$14,650

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

11.	Property, plant and equipment (continued)

Accumulated depreciation	Balance at January 1, 2016	Additions	As at December 31, 2016
Building structures	$63	$57	$120
Furniture and equipment	8	10	18
Computer equipment	12	24	36
Security equipment	9	51	60
Production equipment	14	89	103
Road	—	5	5
Leasehold improvements	40	146	186

	$146	$382	$528

Net book value	$2,699		$14,122

12.	Intangible assets and goodwill

Intangible assets	Balance at January 1, 2016	Additions	Balance at December 31, 2016	Additions	Balance at December 31, 2017
Health Canada Licenses:
OGBC	$1,611	$—	$1,611	$—	$1,611
Peace Naturals (Note 6)	—	9,596	9,596	—	9,596

	$1,611	$9,596	$11,207	$—	$11,207

Goodwill	Balance at January 1, 2016	Additions	Balance at December 31, 2016	Additions	Balance at December 31, 2017
OGBC	$392	$—	$392	$—	$392
Peace Naturals (Note 6)	—	1,400	1,400	—	1,400

	$392	$1,400	$1,792	$—	$1,792

For purposes of impairment testing, intangible assets with an indefinite life and goodwill were allocated to the smallest identifiable group of assets that generate cash flows independently (a cash-generating unit or “CGU”). The Health Canada licenses issued to OGBC and Peace Naturals enable the entities to produce and sell dry cannabis and cannabis oils pursuant to the ACMPR, enabling the generation of cash flows through the ultimate sale thereof. In order for these licenses to generate such cash flows, the entities need to have the following resources including, but not limited to, the appropriate production facilities, skilled labour, and materials. As such, the Company has assessed that the smallest aggregation of assets that generate independent cash flows would be all of the assets and liabilities of each individual entity for their corresponding license.

The recoverable amounts of the CGUs were determined based on a value-in-use calculation, determined using a five-year cash flow projection. The cash flows were estimated using forecasted earnings before interest, taxes, depreciation, and amortization less capital expenditures. The key assumptions used in the estimation of the recoverable amounts were as follows:

	OGBC	Peace Naturals
Weighted average cost of capital (after-tax)	37.0%	36.0%
Average growth rate*	490.0%	140.0%

*	The average growth rate is determined by summing the expected year-over-year growth rate (in EBITDA) then dividing by five years.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

12.	Intangible assets and goodwill (continued)

These assumptions are based on the Company’s historical results, the preliminary results of the first quarter of the following fiscal year, and management’s expectations of the cash flows based on budgeted results, taking into account estimated sales volume and price changes. The impairment test performed resulted in no impairment of licenses or goodwill at December 31, 2017 and 2016.

Management has not identified a reasonably possible change in these key assumptions that could cause the carrying amount of either CGU to exceed its recoverable amount.

13.	Mortgage payable

On September 6, 2016, the Company obtained a mortgage in connection with the acquisition of Peace Naturals (Note 6) with a principal balance of $4,000. The mortgage was interest-bearing at 12% per annum compounded and payable monthly. The mortgage was secured by a first charge on Peace Natural’s property as well as a first ranking security interest charging all the personal property of Peace Naturals and each covenantor in the amount of the loan. The mortgage matured on June 1, 2017 and was fully repaid.

14.	Construction loan payable

	2017	2016
First advance	$6,304	$—
Less: transaction costs (net of amortization)	(1,122)	—
Add: accrued interest	185	—

	$5,367	$—

On August 23, 2017, Peace Naturals, as borrower, entered into a construction loan agreement with Romspen Investment Corporation as lender, to borrow $40,000, to be funded by way of multiple advances. The aggregate advances are limited to $35,000 until the lender receives an appraisal valuing the property in British Columbia at an amount of not less than $8,000. The loan bears interest at a rate of 12% per annum, calculated and compounded monthly, in arrears, on the amounts advanced from the date of each advance. The term of the loan is two years, with the borrower’s option to extend for another twelve months. The loan is guaranteed by Cronos Group, Hortican, OGBC, the responsible-person-in-charge and the senior- person-in-charge of OGBC and Peace Naturals. The loan is secured by the following:

(a)	first-ranking charge on the land owned by OGBC, Peace Naturals, and Hortican, (the “Property”) with a net book value of approximately $1,558 as at December 31, 2017;

(b)	first-ranking general assignment of all present and future leases of each Property;

(c)

general security agreements creating first-ranking security interests charging all the personal property of Peace Naturals and the corporate guarantors including without limitation, goods, chattels, paper, documents, accounts, intangible assets, securities, monies, books and records;

(d)

specific assignment of each Property’s right, title, and interest in the construction project for which the loan is being used to fund, including licenses, permits, plans and specifications, development approvals and agreements;

(e)

acknowledgement of the status and terms of any contracts affecting or with respect to each Property including without limitation, any pertaining to ownership, insurance, shared facilities, passageway agreements, or similar matters, confirming the good status of such contracts, and the rights of the lender under such contracts;

(f)	the subordination of all other indebtedness of Peace Naturals;

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

14.	Construction loan payable (continued)

(g)

an unconditional, joint and several covenant by the guarantors as principal debtor for the performance of obligations by Peace Naturals, it being understood that the lender is not obliged to proceed against Peace Naturals or exhaust any security before proceeding against the guarantors;

(h)	assignment, postponement, and subordination by the corporate guarantors in favour of the lender;

(i)	assignment of all insurance policies with respect to each Property and the construction project;

(j)	pledge of the shares of Peace Naturals, OGBC, and Hortican;

(k)	an environmental indemnity from Peace Naturals and the corporate guarantors; and

(l)	deficiency and completion guarantee from Peace Naturals and the corporate guarantors.

15.	Share capital and reserves

(a)	Share capital

(i)	Common Shares

The Company is authorized to issue an unlimited number of no par value common shares.

The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company’s residual assets.

During the year ended December 31, 2016, 75,289,565 common shares were issued in private placements, 32,432,425 of which were issued as units, where the holder received one common share and one common share purchase warrant. Total consideration raised through private placements in 2016 was $20,928, of which $129 was recognized as share-based payment expense in lieu of compensation (Note 18).

During the year ended December 31, 2016, convertible loans were converted, resulting in the issuance of 1,150,000 common shares at a value of $115.

During the year ended December 31, 2017, the Company issued 7,705,000 common shares for aggregate gross proceeds of $17,336, and 5,476,190 common shares for aggregate gross proceeds of $17,248, through bought deals. In addition, 6,671,112 common shares were issued in private placements, for aggregate gross proceeds of $15,010.

As at December 31, 2017, none of the Company’s shares were held in escrow (2016 - 3,233,992). The release of the shares held in escrow at December 31, 2016 was subject to regulatory approval.

(ii)	Special Shares

The Company is authorized to issue an unlimited number of special shares, issuable in series.

The special shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, right, privileges, restrictions and conditions attached to the shares in each series. No special shares have been issued since the Company’s inception.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

15.	Share capital and reserves (continued)

(b)	Warrants

The following is a summary of the changes in warrants for the period from January 1, 2016 to December 31, 2017:

			Number of
	Grant date	Exercise price	warrants	Amount
Balance at January 1, 2016			15,795,422	$1,329
Issuance of warrants (i)
May	May 13 and 27, 2016	$0.245	32,432,425	2,832
Exercise of warrants
July	January 18, 2013	0.08	(55,000)	—
August	October 1, 2013	0.24	(100,000)	(15)
October	October 1, 2013	0.24	(661,505)	(96)
November	October 25, 2015	0.31	(460,877)	(31)
November	January 18, 2013	0.08	(422,443)	(28)
December	December 18, 2013	0.24	(53,347)	(1)
December	January 18, 2013	0.08	(511,252)	(7)
Expiry of warrants			(78,251)	—

Balance at December 31, 2016			45,885,172	$3,983
Exercise of warrants
January	January 30, 2014	0.71	(375,565)	(164)
January	January 18, 2013	0.08	(298,066)	—
March	October 8, 2015	0.31	(1,140,351)	(117)
April	October 28, 2015	0.31	(350,877)	(66)
April	January 18, 2013	0.08	(744,198)	—
May	January 18, 2013	0.08	(165,377)	—
May	October 28, 2015	0.31	(192,982)	(36)
June	January 18, 2013	0.08	(50,000)	—
July	January 18, 2013	0.08	(248,066)	—
July	October 28, 2015	0.31	(157,894)	(30)
August	May 13, 2016	0.245	(2,300,000)	(202)
September	May 27, 2016	0.245	(48,720)	(4)
September	January 18, 2013	0.08	(951,064)	—
November	January 18, 2013	0.08	(133,022)	—
December	January 18, 2013	0.08	(55,126)	—
Expiry of warrants			(19,210)	—

Balance at December 31, 2017			38,654,654	$3,364

(i)	32,432,425 units were issued in two private placements. Each unit consisted of one common share and one common share purchase warrant, for total consideration of $5,978.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

15.	Share capital and reserves (continued)

(b)	Warrants (continued)

As at December 31, 2017, the Company has outstanding warrants as follows:

Grant date	Number of warrants	Exercise price	Expiry
January 18, 2013	2,981,476	$0.08	January 18, 2018
October 8, 2015	4,101,680	0.31	October 8, 2020
October 23, 2015	1,478,245	0.31	October 23, 2020
October 28, 2015	9,548	0.31	October 28, 2020
May 13, 2016	8,510,812	0.245	May 13, 2021
May 27, 2016	21,572,893	0.245	May 27, 2021

	38,654,654	$0.242

16.	Stock-based payments

(a)	Option plan details

The Company has an incentive stock option plan, under which non-transferrable options to purchase common shares of the Company may be granted to directors, officers, employees, or consultants of the Company. The terms of the plan provide that the Board of Directors may grant options to acquire common shares of the Company at not less than the discounted market price (as set out in the plan) with the market price deemed to be the closing price on the day preceding the grant at varying rates. The maximum number of common shares reserved for issuance for options that may be granted under the plan is 10% of the common shares outstanding. No amounts are paid or payable by the recipient on receipt of the option, and the Board of Directors has the authority to determine the terms, limitations, restrictions, and conditions (including any criteria) in respect of any grants.

(b)	Summary of changes

The following is a summary of the changes in options for the period from January 1, 2016 to December 31, 2016:

	Grant date	Exercise price	Number of options	Amount
Balance at January 1, 2016			1,610,003	$599
Issuance of options
May	May 17 and 27, 2016	$0.285	157,850	6
August	August 5, 2016	0.50	1,225,000	30
October	October 6, 2016	1.23	3,618,500	114
November	Multiple	Multiple	482,000	28
Exercise of options				—
August	October 1, 2013	0.24	(213,390)	(31)
August	May 17 and 27, 2016	0.285	(157,390)	(6)
October	October 1, 2013	0.24	(32,008)	(5)
Expiry of options		0.96	(512,971)	—

Balance at December 31, 2016			6,177,594	$735

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

16.	Stock-based payments (continued)

(b)	Summary of changes (continued)

The following is a summary of the changes in options for the period from January 1, 2017 to December 31, 2017:

	Grant date	Exercise price	Number of options	Amount
Balance at January 1, 2017			6,177,594	$735
Issuance of options
April	April 12, 2017	3.14	3,299,000	—
August	August 23, 2017	2.42	2,903,000	—
November	November 9, 2017	3.32	200,000	—
Exercise of options
January	January 30, 2014	0.71	(32,009)	(14)
February	August 5, 2014	1.15	(32,000)	(23)
March	September 19, December 17, 2014	1.15	(171,695)	(104)
April	August 5, 2014	1.15	(93,000)	(66)
April	October 6, 2016	1.23	(30,416)	(15)
May	August 5, 2014	1.15	(35,043)	(25)
July	August 5, 2016	0.50	(83,333)	(19)
September	October 6, 2016	1.23	(1,250)	(1)
December	December 17, 2014	1.15	(92,500)	(41)
Expiry of options			(404,598)	—
Vesting of issued options		1.15	—	1,862

Balance at December 31, 2017			11,603,750	$2,289

The weighted average share price at the dates of exercise of options during the year ended December 31, 2017 was $3.66 (2016 - $0.52).

As at December 31, 2017, the Company had outstanding and exercisable options as follows:

			Weighted average
Grant date	Vesting terms	Number of options	Exercise price	Remaining contractual life (years)
August 5, 2016	Evenly over 48 months	1,141,666	$0.50	3.60
October 6, 2016	Evenly over 48 months	3,578,084	1.23	3.77
November 16, 2016	On May 15, 2017	300,000	1.50	0.37
November 21, 2016	Evenly over 48 months	182,000	1.84	3.88
April 12, 2017	Evenly over 48 months	3,299,000	3.14	4.28
August 23, 2017	Evenly over 48 months	2,903,000	2.42	4.65
November 9, 2017	Evenly over 48 months	200,000	3.32	4.86

Outstanding at December 31, 2017		11,603,750	$2.05	4.05

Exercisable at December 31, 2017		2,744,387	$1.71	3.57

These options shall expire at the earlier of 180 days of the death, disability or incapacity of the holder or five years after the date of issue, and can only be settled in equity.

As at December 31, 2017, the weighted average exercise price of options outstanding is $2.05 (2016 - $1.10). The weighted average exercise price of options exercisable is $1.71 (2016 - $1.09).

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

16.	Stock-based payments (continued)

(c)	Fair Value of Options Issued During the Year

The fair value of the options was determined using the Black-Scholes option pricing model. The following inputs were used:

	2017	2016
Share price at grant date	$2.42 - $3.27	$0.19 - $1.77
Exercise price	$2.42 - $3.32	$0.285 - $1.84
Risk free interest rate	0.96% - 1.59%	0.54% - 0.67%
Expected life of options (years)	5	0.25 - 5
Expected annualized volatility	55%	55% - 150%
Expected dividend yield	0%	0%
Weighted average Black Scholes value at grant date	$1.39	$0.43

Volatility was estimated using the historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public.

(d)	Expenses Arising from Stock-based Payments

Total expenses arising from stock-based payments recognized during the year ended December 31, 2017 were $1,862 (2016 $307).

17.	Earnings (loss) per share

Basic and diluted earnings (loss) per share are calculated using the following numerators and denominators:

Numerator	2017	2016
Net Income (loss) attributable to common shareholders	$2,491	$(1,190)

Net Income (loss) used in computation of basic and diluted earnings (loss) per share	$2,491	$(1,190)

Denominator	2017	2016
Weighted average number of common shares for computation of basic earnings (loss) per share	134,803,542	78,248,192
Dilutive effect of warrants	38,378,288	—
Dilutive effect of options	3,607,331	—

Weighted average number of common shares for computation of diluted earnings (loss) per share	176,789,161	78,248,192

As at December 31, 2017, all instruments were dilutive (2016 - all anti-dilutive).

18.	Related party transactions and balances

The following is a summary of the Company’s related party transactions during the year:

(a)	Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of an entity, and include management executives of the Company. Compensation provided to key management is as follows:

	2017	2016
Short-term employee benefits, including salaries and fees	$417	$264
Professional fees	234	171
Stock-based payments (i)	899	208

	$1,550	$643

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

18.	Related party transactions and balances (continued)

(i)	Stock-based payments are comprised of $Nil (2016 - $129) of shares issued in lieu of compensation, and $899 (2016 - $79) in stock options provided to key management of the Company. Refer to Note 16.

As at December 31, 2017, there was a balance payable of $Nil to members of key management (2016 - $86).

(b)	Purchase of shares and warrants

(i)

On May 27, 2016, a board member purchased 810,810 units of the Company’s private placement. Refer to Note 15 (a). The board member paid approximately $150 for these units, which represents the fair value.

(ii)

On May 27, 2016, a shareholder with ownership interest exceeding 10%, purchased 4,665,187 units of the Company’s private placement. Refer to Note 15(a). The shareholder paid approximately $863 for these units, which represents the fair value.

(c)	Issuance of options to directors

(i)

During the year ended December 31, 2017, a total of 1,800,000 (2016 - 1,616,000) options were issued to directors of the Company. Stock-based payments of $601 (2016 - $49) were recognized for these options. Refer to Note 16.

19.	Commitments and contingencies

(a)	The following is a summary of the Company’s minimum operating lease obligations for its premises due in future fiscal years:

2018	$81
2019	88
2020	92
2021	92
2022	95
Thereafter	8

$456

In addition to the minimum lease payments, the Company is required to pay realty taxes and other occupancy costs.

(b)	The following contingencies are related to Peace Naturals:

(i)

Plants Claim. Peace Naturals is subject to a claim for $12,000 for damages related to the death of 12 cannabis plants held in its care, amounting to $1,000 per plant (the “Plants Claim”). On November 21, 2017, the plaintiffs (Tweed Inc., the successor in interest of 8437726 Canada Inc., operating as MedCann Access, and 9388036 Canada Inc.) filed a notice with the Ontario Superior Court of Justice to wholly discontinue the Plants Claim against Peace Naturals.

(ii)

MedCann Access Acquisition Claim. 8437718 Canada Inc., 8437726 Canada Inc., Michael Blaine Dowdle, Rade Kovacevic, Kevin Furet and 9388036 Canada Inc. (collectively, the “Plaintiffs”) commenced a claim against Peace Naturals and a number of other parties, for $15,000 in damages as a result of an alleged breach of obligations to them by terminating a share purchase transaction for the acquisition of the Plaintiffs’ company, MedCann Access. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized. On February 21, 2018, the parties began the discovery phase of the proceedings.

(iii)

Warrants Claim. Jeffrey Gobuty, brother to Mark Gobuty, former CEO of Peace Naturals, brought a claim against Peace Naturals for warrants valued at $250 that were purportedly issued by Mark Gobuty, on behalf of Peace Naturals. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend this claim. The plaintiff has not actively pursued this claim in over a year.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

19.	Commitments and contingencies (continued)

(iv)

Former Employees’ Unlawful Termination Claims. Peace Naturals, Cronos and certain directors were served with claims by a former employee for damages of $580 and 30,000 options of the Company and the former CEO of Peace Naturals for approximately $12,682 and a 10% equity interest in Peace Naturals in connection with alleged claims of wrongful termination. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized.

20.	Income taxes

The components of the income tax provision (recovery) include:

	2017	2016
Current	$—	$—
Deferred	298	(568)

	$298	$(568)

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2016 - 26.5%) to the effective tax rate is as follows:

	2017	2016
Income before income taxes	$2,789	$(1,758)
Combined statutory tax rate	26.5%	26.5%
Theoretical tax expense (recovery)	$739	$(466)
Non-deductible expense:
Stock-based payments	494	81
Non-taxable income:
Non-taxable portion of capital gains	(762)	—
Effect of provincial tax rate difference	5	4
Changes in unrecognized deferred tax assets	(178)	(187)

Income tax expense (recovery)	$298	$(568)

The components of deferred tax are summarized below. Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

	2017	2016
Deferred tax assets
Non-capital losses carried forward	$5,690	$2,400
Scientific research and experimental development	28	28
Financing fees	31	—

Deferred tax liabilities
Biological assets	(986)	(18)
Inventory	(1,989)	(51)
Equity accounted investments	(153)	—
Investments	(91)	(696)
Property, plant and equipment	(968)	(158)
Health Canada licenses	(2,978)	(2,962)

Net deferred tax liability	$(1,416)	$(1,457)

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

20.	Income taxes (continued)

The movement in the net deferred tax liability is provided below:

	2017	2016
Balance - beginning of year	$1,457	$195
Recognized in income	298	(568)
Recognized in other comprehensive income	(339)	430
Recognized in goodwill	—	1,400

Balance - end of year	$1,416	$1,457

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

The following are temporary differences that gave rise to deferred tax assets, which have not been recognized in these consolidated financial statements.

	2017	2016
Property, plant and equipment	$684	$—
Equity accounted investments	—	89
Share and debt issuance costs (i)	2,834	1,085
Losses carried forward (ii)	7,814	3,833
Other investments	—	6

(i)	Share and debt issuance costs will be fully amortized in 2022. The remaining deductible temporary differences may be carried forward indefinitely.
(ii)	For income tax purposes, the Company has losses carried forward from prior years which can be used to reduce future years’ taxable income. These losses expire as follows:

Non-capital losses
2030	$32
2031	22
2032	877
2033	3,177
2034	1,782
2035	5,452
2036	6,558
2037	11,383

$29,283

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

21.	Operating segment information

For the years ended December 31, 2017 and 2016, The Company was divided into two operating segments corresponding to its two primary business models. The first segment related to pursuing equity investments into Licensed Producers in Canada, (“Investing Segment”). The second segment related to production and sale of medical cannabis through the Company’s wholly-owned subsidiaries, OGBC and Peace Naturals (Note 6), (“Operating Segment”). Reporting by operating segment follows the same accounting policies as those used to prepare the consolidated financial statements.

The operating segments are presented in accordance with the same criteria used for internal reporting prepared for the chief operating decision-makers responsible for allocating resources and assessing performance. Inter-segment transactions are recorded at the stated values as agreed to by the segments.

As at December 31, 2017 and 2016, substantially all of the Company’s assets were located in Canada.

For the year ended December 31, 2017:

	Investing segment	Operating segment	Inter-segment elimination	2017
Statement of Operations
Product sales	$—	$4,082	$—	$4,082
Share of income from equity investment	165	—	—	165
Unrealized gain on revaluation of biological assets	—	11,620	—	11,620
Production costs	—	3,983	—	3,983
Inventory expensed as cost of sales	—	4,489	—	4,489
Gain on disposition and revaluation of other investments	4,858	—	—	4,858
Intercompany revenue	624	—	(624)	—
Stock-based compensation	1,862	—	—	1,862
Interest expense	1	600	(475)	126
Depreciation	71	470	—	541
Net income (loss)	(368)	3,382	(523)	2,491
Consolidated Statement of Financial Position
Total assets	$151,998	$70,198	$(121,167)	$101,029
Total liabilities	979	67,957	(54,275)	14,661

Shareholders’ equity	$151,019	$2,241	$(66,892)	$86,368

Other information
Property, plant and equipment	$1,153	$53,175	$1,844	$56,172
Addition of property, plant, and equipment	138	42,908	—	43,046

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

21.	Operating segment information (continued)

For the year ended December 31, 2016:

	Investing	Operating	Inter-segment
	segment	segment	elimination	2016
Consolidated Statement of Operations
Product sales	$—	$554	$—	$554
Share of income from Whistler investment	163	—	—	163
Unrealized gain on revaluation of biological assets	—	2,179	—	2,179
Production costs	—	356	—	356
Inventory expensed to cost of sales	—	384	—	384
Reversal of impairment loss on loan receivable	725	—	—	725
Loss on revaluation of other investments	(310)	—	—	(310)
Intercompany revenue	437	—	(437)	—
Stock-based payments	307	—	—	307
Interest expense	78	350	(196)	(232)
Depreciation	62	323	(2)	382
Net income (loss)	(1,381)	(379)	570	(1,190)
Consolidated Statement of Financial Position
Total assets	$59,046	$16,429	$(32,575)	$42,900
Total liabilities	24,558	17,577	(32,912)	9,223

Shareholders’ equity	$34,488	$(1,148)	$337	$33,677

Other information
Property, plant and equipment	$1,085	$10,872	$2,165	$14,122
Purchase of property, plant, and equipment	—	1,496	27	1,523

22.	Financial instruments

(i)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s accounts receivable and loans receivable. The maximum exposure to credit risk is the carrying value of these financial assets. The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk.

As at December 31, 2017, the value of its loans receivable was $314 (2016 - $309) and the value of its accounts receivable was $1,140 (2016 - $107). The Company is not significantly exposed to credit risk, as these receivables comprise 1.4% (2016 - 1.0%) of the Company’s total assets. As at December 31, 2017 89.3% (2016 - 27.5%) of the Company’s trade receivables were due from 2 customers (2016 - 1 customer).

The following represents an analysis of the age of trade receivables as at December 31:

	2017	2016
Current	$—	$—
Less than 30 days past billing date	1,020	63
31 to 60 days past billing date	85	16
61 to 90 days past billing date	35	9
Over 90 days past billing date	—	19

	$1,140	$107

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

22.	Financial instruments (continued)

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company’s management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. The Company’s funding is provided in the form of capital raised through the issuance of shares and warrants.

The following represents an analysis of the age of accounts payable as at December 31:

	2017	2016
Current	$5,922	$147
Less than 30 days past billing date	803	150
31 to 60 days past billing date	113	33
61 to 90 days past billing date	66	16
Over 90 days past billing date	172	240

	$7,076	$586

(iii)	Market risk

(1)	Price risk

Price risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, market and economic conditions, and equity and commodity prices. The Company is exposed to price risk in divesting its investments, in that, unfavourable market conditions could result in dispositions of investments at less than favourable prices. Further, in the revaluation of securities classified as available-for-sale, this could result in significant write-downs of the Company’s investments, which would have an adverse impact on the Company’s financial position.

The Company manages price risk by having a portfolio of securities from multiple issuers, such that the Company is not singularly exposed to any one issuer. The Company also has set thresholds on purchases of investments over which the approval of the Board of Directors is required.

(2)	Concentration risk

Concentration risk is the risk that any single investment or group thereof, has the potential to materially affect the operating results of the Company. The Company is exposed to this risk as all of its investments are currently within the medical marijuana industry. As such, the Company’s financial results may be adversely affected by the unfavourable performance of those investments or the industry in which they operate.

It is management’s opinion that the Company is not subject to significant interest rate risk.

23.	Fair value hierarchy

Assets recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities. In these consolidated financial statements, cash and other investments (Canopy) are included in this category.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. In these consolidated financial statements, AbCann share purchase warrants, and the Company’s options and warrants are included in this category.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

23.	Fair value hierarchy (continued)

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data. In these consolidated financial statements, other investments (Evergreen), and biological assets are included in this category.

The Company’s policy for determining when transfers between levels of the fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer.

During the year ended December 31, 2017, Hydropothecary and AbCann became publicly traded. Due to these events, the investments in shares of Hydropothecary and AbCann were transferred out of Level 3 as the inputs for the valuation of the investments were no longer unobservable. The investments in Hydropothecary and AbCann were transferred into Level 1 of the fair value hierarchy, as the valuation of the investments was based on quoted prices in an active market. As at December 31, 2017, all of these instruments were disposed of. There were no other transfers between levels during the years ended December 31, 2016 and 2017.

24.	Capital management

The Company’s objectives when managing its capital are to maintain sufficient capital base to: (i) meet its short-term obligations, (ii) sustain future operations and expansions, (iii) ensure its ability to continue as a going concern, and (iv) retain stakeholder confidence. The Company defines capital as its net assets, total assets less total liabilities. Currently, there are no quantitative criteria established as the Company is experiencing significant growth.

As at December 31, 2017, the Company managed net assets of $86,368 (2016 - $33,677).

25.	Subsequent events

(a)

On January 24, 2018, the Company announced the closing of a bought deal offering, pursuant to which the Company sold a total of 5,257,143 common shares at a price of $8.75 per common share for aggregate gross proceeds of approximately $46,000. The bought deal was completed by way of a short form prospectus offering in Canada.

(b)	Subsequent to December 31, 2017, 10,823,795 warrants were exercised in exchange for $2,223 in cash, and 82,692 warrants expired on January 18, 2018.

(c)	Subsequent to December 31, 2017, a total of 342,256 options were exercised in exchange for $522 in cash. These options had a weighted average exercise price of $1.53 per common share.

(d)	Subsequent to December 31, 2017, 430,000 options were granted to various employees, which vest evenly over a 48 month period, with a weighted average exercise price of $8.61 per common share.

(e)	Subsequent to December 31, 2017, the Company sold some of its shares of Canopy for proceeds of $687.

(f)

On March 9, 2018, Philip Illingworth filed a claim in the Supreme Court of British Columbia against Evergreen, its directors, Welton Construction Limited, 0611389 B.C. Ltd. and Hortican, claiming among other things, declarations and an order for specific performance that the plaintiff is the owner of 50% of the shares of Evergreen. It is the opinion of the Company that the plaintiff has not stated a valid claim against Hortican, and the Company intends to vigorously defend this claim.

(g)

In September 2017, the Company announced a strategic joint venture in Israel with the Israeli agricultural collective settlement Kibbutz Gan Shmuel (“Gan Shmuel”) for the production, manufacture and distribution of medical cannabis. Following the transfer of the Israel licenses from Gan Shmuel to Cronos Israel, the Company (through its wholly owned subsidiary Cronos Global) will hold a 70% interest in each of the nursery and cultivation operations and a 90% interest in each of the manufacturing and distribution operations of Cronos Israel. Subsequent to December 31, 2017, the Company advanced $1,000 to Cronos Israel to fund construction of building structures.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of CDN $, except per gram and per share amounts)

25.	Subsequent events (continued)

(h)

In March 2018, the Company announced a strategic joint venture with MedMen Enterprises USA, LLC (“MedMen” ). The Company (through its wholly owned subsidiary Cronos Canada Holdings Inc.) and MedMen each owns a 50% equity interest in the joint venture, called MedMen Canada Inc. (“MedMen Canada”) and have equal board representation. MedMen Canada holds the exclusive license of the MedMen brand in Canada for a minimum term of 20 years. Each of Cronos and MedMen will contribute capital equally to MedMen Canada for working capital purposes. MedMen Canada is focused on creating a Canadian branded retail chain in provinces that permit private retailers, branded products and research and development activities in Canada. MedMen Canada will have access to our production facilities while leveraging MedMen’s brand recognition. In addition, the Company will be leveraging its regulatory expertise and know-how to obtain the requisite licenses, approvals and permits from Health Canada for MedMen Canada to commence its operations.

(i)

On April 6, 2018, the Company announced the closing of a bought deal offering, pursuant to which the Company sold a total of 10,420,000 common shares at a price of $9.60 per common share for aggregate gross proceeds of approximately $100,000. The common shares were offered in the United States pursuant to the Company’s effective registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission and in Canada by way of a short form prospectus offering.